1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com William J. Bielefeld william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

October 21, 2022

VIA EDGAR

Ms. Lauren Hamilton

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Pomona Investment Fund (the “Fund”) (File Nos. 333-224664; 811-22990)

Dear Ms. Hamilton:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided telephonically on September 21, 2022, relating to the Fund’s Annual Reports for the fiscal years ended March 31, 2021 and March 31, 2022, as filed with the Commission on Form N-CSR on June 9, 2021 (Accession No. 0001398344-21-012895) and June 9, 2022 (Accession No. 0001398344-22-011828), respectively.

1.	Comment: Item 4(d) of the Fund’s certifications required by Item 13(a)(2) of Form N-CSR filed on June 9, 2022 does not appear to refer to the correct time period. Item 4(d) requires disclosure of any changes in a registrant’s internal controls over reporting that occurred “during the period covered by this report”. However, the current certifications indicate that only a quarter of the period is covered. Please file an amended Form N-CSR with the appropriate certifications and ensure that the certifications are up to date.

Response: The Fund will file an amended Form N-CSR reflecting the time period specified in Item 4(d).

2.	Comment: It was noted that the Fund’s Annual Reports for the fiscal years ended March 31, 2021, and March 31, 2022, did not include a statement that additional information about the Fund’s Trustees is included in the Statement of Additional Information (see Item 24, F.4 of Form N-2).

Ms. Lauren Hamilton October 21, 2022 Page 2

Response: The Fund will include this statement in future Annual Reports .

3.	Comment: It was noted in Item B.17.F of the Fund’s Form N-CEN for the fiscal year ending March 31, 2021, filed on June 14, 2021, that there was a change in the Fund’s independent public accountant since its last N-CEN filing. Please explain.

Response: The Fund’s Board of Trustees approved the engagement of a new independent public accountant in May 2021 for the fiscal year ended March 31, 2022. The Fund confirms that following the change in its independent public accountant, the Fund complied with the disclosure requirements in Dear CFO Letter 1998-04 Change in Independent Public Accountants.

4.	Comment: In the Fund’s shareholder report for the for the fiscal year ending March 31, 2021, the Financial Highlights state that the portfolio turnover rate was 0.00%. It appears, however, that there was disclosure of purchases and sales of private equity investments. Please supplementally explain and confirm compliance with Form N-2, Item 4, Instruction 17.

Response: As reflected in the Consolidated Statement of Cash Flows for the fiscal year ended March 31, 2021, the Fund did not record any proceeds from the sale of any portfolio securities and, therefore, the numerator of its portfolio turnover rate was zero, in accordance with the instructions for calculating portfolio turnover rate in Instruction 17 to Item 4 in Form N-2. In contrast, the Fund did report proceeds from the sale of portfolio securities in the Consolidated Statement of Cash Flows for the fiscal year ended March 31, 2022, which translated to a portfolio turnover rate of 1.23% for that period, calculated in accordance with Instruction 17 to Item 4 in Form N-2, as reflected in the Fund’s Consolidated Financial Highlights for the fiscal year ended March 31, 2022.

5.	Comment: It was noted that, during the fiscal year ended March 31, 2021, the Fund made a distribution that included a return of capital. Please confirm that there are no references to “yield” or “dividends” when describing distributions that may contain a return of capital in the Fund’s marketing materials, financial statement disclosures and website disclosures, as those terms may be misinterpreted as income. Please also confirm that the Fund has complied with the shareholder notice requirements regarding this return of capital, per Section 19(a) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Fund has conducted a review of its marketing materials, financial statement disclosures and website disclosures and has identified certain instances in which such materials have referred to “dividends” when describing distributions. In light of this review, the Fund has undertaken to revise its marketing materials and website disclosures to remove references to “dividends” and will also omit such references in future materials.

Ms. Lauren Hamilton October 21, 2022 Page 3

Separately, the Fund confirms that a Section 19(a) notice was transmitted to the Fund’s shareholders in connection with the Fund’s December 31, 2020 distribution.

6.	Comment: It was noted that the Fund filed a portfolio investment report Form NT NPORT-P on August 31, 2021. Please supplementally explain the reason for the tardy filing.

Response: The Fund acknowledges that, due to technical issues, the Fund’s N-PORT filing dated as of June 30, 2021 was submitted to the SEC at after the 5:30 PM deadline on August 30, 2021. A service provider to the Fund had attempted to submit the filing prior to the 5:30 PM deadline; however, the filing was suspended by the EDGAR filing system due to a formatting issue. That issue was promptly remedied, and the filing was successfully submitted at 5:38 PM on August 30, 2021 (eight minutes after the 5:30 PM deadline).

7.	Comment: It was noted that the Fund filed a post-effective amendment to its registration statement pursuant to Rule 486(b) under the Securities Act of 1933, as amended, on July 30, 2021, which is outside of the 120-day period following the Fund’s fiscal year end specified in Rule 8b-16(a) under the 1940 Act. Please supplementally explain the reason for the tardy filing.

Response: The Fund acknowledges that, due to a technical issues, the post-effective amendment to the Fund’s registration statement referenced by the Staff was submitted to the SEC at 5:57 PM on July 29, 2021 (i.e., after the 5:30 PM deadline). The Fund notes that no shares of the Fund were sold during the period from July 29, 2021 until the registration statement became automatically effective pursuant to Rule 486(b) on July 30, 2021.

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Ms. Lauren Hamilton October 21, 2022 Page 4

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld

William J. Bielefeld

cc:            Frances Janis, Pomona Investment Fund